EXHIBIT 99.1

Teck Reports Unaudited Second Quarter Results for 2021

Strong quarterly results supported by positive market backdrop and progress on key projects

VANCOUVER, British Columbia, July 26, 2021 (GLOBE NEWSWIRE) -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its unaudited second quarter results for 2021.

“Solid performance at our operations and key projects against the backdrop of improving market conditions made for a very positive second quarter of 2021, with adjusted profit up 281% compared to the same period last year,” said Don Lindsay, President and CEO. “We managed through the most acute COVID-19 conditions in Chile since the start of the pandemic while safely achieving our best quarterly progress to date on our flagship QB2 copper growth project. The COVID-19 situation in Chile has improved in recent weeks and vaccination rates at QB2 are high, which is contributing to strong momentum on the project heading into the third quarter. Our Neptune port upgrade project is operational and ramping up to full capacity, and the new facility is being integrated into our logistics chain, which will reduce costs, enhance flexibility and improve performance.”

Highlights

  Adjusted EBITDA1 of $989 million in Q2 2021, an increase of 104% compared to the same period last year.
  Adjusted profit attributable to shareholders1 of $339 million or $0.64 per share in Q2 2021, an increase of 281% compared to the same period last year. Profit attributable to shareholders was $260 million, or $0.49 per share in Q2 2021.
  Despite the largest COVID-19 wave to date in Chile, the construction of our QB2 project continued to advance with the best quarterly progress to date.
  Our financial results are significantly improved compared to the same period last year supported by the positive market backdrop of improved commodity prices, production in line with plan across our business units and sales meeting our Q2 2021 guidance.
  Our copper business unit had a strong Q2 2021 with a 198% increase in gross profit before depreciation and amortization1 compared to the same period last year, supported by an average realized copper price of US$4.39 per pound and copper production of 72,100 tonnes, in line with plan.
  Our zinc business unit had a strong Q2 2021 operating performance with an increase in zinc production at our Red Dog Operations of 67% compared to the same period last year, resulting in an increase to our 2021 annual zinc in concentrate production guidance range.

  Sales of steelmaking coal were 6.2 million tonnes in Q2 2021, with approximately 2 million tonnes sold to China at significantly higher prices than FOB Australia prices. The FOB Australia and CFR China price assessments increased sharply in the latter half of Q2, the impact of which will be reflected in our Q3 financial performance.
  Liquidity of $6.1 billion as at July 26, 2021.
  We were named to the Best 50 Corporate Citizens in Canada ranking as one of the top 50 companies in Canada for corporate citizenship for the 15th consecutive year.

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section below for further information and reconciliation.

Financial Summary Q2 2021

Financial Metrics (CAD$ in millions, except per share data)	Q2 2021	Q2 2020
Revenues	$2,558	$1,720
Gross profit before depreciation and amortization[1]	$1,059	$453
Gross profit	$689	$139
Adjusted EBITDA[1]	$989	$485
Profit (loss) attributable to shareholders	$260	$(149)
Adjusted profit attributable to shareholders[1]	$339	$89
Basic earnings (loss) per share	$0.49	$(0.28)
Diluted earnings (loss) per share	$0.48	$(0.28)
Adjusted basic earnings per share[1]	$0.64	$0.17
Adjusted diluted earnings per share[1]	$0.63	$0.17

Note:

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section below for further information and reconciliation.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

  Despite Q2 2021 seeing the largest COVID-19 wave to date in Chile, construction continued to advance with the best quarterly progress to date;

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  As COVID-19 cases in Chile started declining in June 2021, and coupled with the country’s high rates of vaccination, we are aggressively ramping-up to peak workforce levels;
  Overall project progress of 60% is expected in early August;
  First production continues to be expected in the second half of 2022;
  The capital cost estimate remains unchanged at US$5.2 billion before COVID-19 related capital costs; and
  Assuming that our COVID-19 management plan progresses in accordance with our expectations, COVID-19 related capital costs are now expected to be approximately US$600 million.
  Click here for a photo gallery and click here for a video of construction progress on QB2.

Neptune Bulk Terminals – securing a low-cost reliable supply chain for our steelmaking coal business unit

  Our Neptune port upgrade project is in the site wide ramp-up phase, which continues as planned.
  Click here for a photo gallery of progress on the Neptune port upgrade project.

Guidance

  Our previously issued 2021 annual guidance, outlined in summary below, has been updated for changes to zinc, refined zinc, steelmaking coal and bitumen production, zinc net cash unit costs, steelmaking coal transportation costs, bitumen adjusted operating costs and steelmaking coal growth capital and capitalized stripping expenditures.

  Our usual guidance tables, including three-year production guidance, can be found on pages 28 — 32 of Teck’s full second quarter results for 2021 at the link below.
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2021 Guidance – Summary
Production Guidance
Copper (000’s tonnes)	275 – 290
Zinc (000’s tonnes)	605 – 630
Refined zinc (000’s tonnes)	290 – 300
Steelmaking coal (million tonnes)	25 – 26
Bitumen (million barrels)	6.6 – 8.1
Sales Guidance – Q3 2021
Red Dog zinc in concentrate sales (000’s tonnes)	180 – 200
Steelmaking coal sales (million tonnes)	5.7 – 6.1
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)	$ 1.30 – 1.40
Zinc net cash unit costs (US$/lb.)	$ 0.35 – 0.40
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$ 59 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$ 39 – 42
Bitumen adjusted operating costs (CAD$/barrel)	$ 40 – 44

Click here to view Teck’s full second quarter results for 2021.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2021 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Tuesday, July 27, 2021. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com

Reference:
Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621

Marcia Smith, Senior Vice President, Sustainability and External Affairs: 604.699.4616

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

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Adjusted profit attributable to shareholders – For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe adjusted profit helps us and readers better understand the results of our normal operating activities and the ongoing cash generating potential of our business.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The adjustments described above to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Profit (Loss) and Adjusted Profit

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss) attributable to shareholders	$260	$(149)	$565	$(461)
Add (deduct) on an after-tax basis:
Asset impairment	—	—	—	474
COVID-19 costs	—	147	—	169
Environmental costs	44	69	11	(18)
Inventory write-downs (reversals)	—	38	(6)	65
Share-based compensation	24	17	34	(5)
Commodity derivatives	(20)	(20)	(5)	(5)
Taxes and other	31	(13)	66	(36)

Adjusted profit attributable to shareholders	$339	$89	$665	$183
Adjusted basic earnings per share	$0.64	$0.17	$1.25	$0.34
Adjusted diluted earnings per share	$0.63	$0.17	$1.23	$0.34

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Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2021	2020	2021	2020

Basic earnings (loss) per share	$0.49	$(0.28)	$1.06	$(0.86)
Add (deduct):
Asset impairment	—	—	—	0.88
COVID-19 costs	—	0.28	—	0.31
Environmental costs	0.08	0.13	0.02	(0.03)
Inventory write-downs (reversals)	—	0.07	(0.01)	0.12
Share-based compensation	0.05	0.03	0.06	(0.01)
Commodity derivatives	(0.04)	(0.04)	(0.01)	(0.01)
Other	0.06	(0.02)	0.13	(0.06)

Adjusted basic earnings per share	$0.64	$0.17	$1.25	$0.34

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended June 30,		Six months ended June 30,
(Per share amounts)	2021	2020	2021	2020

Diluted earnings (loss) per share	$0.48	$(0.28)	$1.05	$(0.86)
Add (deduct):
Asset impairment	—	—	—	0.88
COVID-19 costs	—	0.28	—	0.31
Environmental costs	0.08	0.13	0.02	(0.03)
Inventory write-downs (reversals)	—	0.07	(0.01)	0.12
Share-based compensation	0.04	0.03	0.06	(0.01)
Commodity derivatives	(0.04)	(0.04)	(0.01)	(0.01)
Other	0.07	(0.02)	0.12	(0.06)

Adjusted diluted earnings per share	$0.63	$0.17	$1.23	$0.34

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Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Profit (loss)	$260	$(185)	$552	$(496)
Finance expense net of finance income	51	114	102	161
Provision for (recovery of) income taxes	209	(66)	418	(135)
Depreciation and amortization	370	314	748	692

EBITDA	890	177	1,820	222

Add (deduct):
Asset impairment	—	—	—	647
COVID-19 costs	—	185	—	229
Environmental costs	61	96	15	(25)
Inventory write-downs (reversals)	—	57	(10)	93
Share-based compensation	33	23	47	(7)
Commodity derivatives	(27)	(28)	(7)	(7)
Taxes and other	32	(25)	91	(59)
Adjusted EBITDA	$989	$485	$1,956	$1,093

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended June 30,		Six months ended June 30,
(CAD$ in millions)	2021	2020	2021	2020

Gross profit	$689	$139	$1,343	$537
Depreciation and amortization	370	314	748	692
Gross profit before depreciation and amortization	$1,059	$453	$2,091	$1,229

Reported as:
Copper
Highland Valley Copper	$194	$93	$396	$170
Antamina	254	60	456	183
Carmen de Andacollo	59	16	106	76
Quebrada Blanca	11	4	22	7
Other	—	1	—	—

	518	174	980	436

Zinc
Trail Operations	(3)	13	40	24
Red Dog	91	116	216	274
Other	8	3	11	17

	96	132	267	315

Steelmaking coal	457	220	869	641

Energy	(12)	(73)	(25)	(163)

Gross profit before depreciation and amortization	$1,059	$453	$2,091	$1,229

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; the QB2 capital cost estimate and estimate of QB2 COVID-19 related capital costs; estimated timing of first production from QB2; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; effectiveness of our tailings and water-related projects to manage increased water volumes at Red Dog, including expectation that they will avoid potential constraints on production in the future; expectation of higher Red Dog production in the second half of 2021; expectations regarding the benefits and costs of the Neptune Bulk Terminals port upgrade, including increases in project costs to completion of commissioning; expectation that we are well positioned to mitigate impacts of rail service disruptions; coal sales to China targets; expectation of strong financial performance from our steelmaking coal business unit in the third quarter; timing of construction and completion of our Fording AWTF and our SRFs; expected Elk Valley water treatment spending and operating costs, and plans, as well as treatment capacity expectations and timing; expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; timing of the ramp-up to two-train operation at Fort Hills; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; our expectations regarding our effective tax rate; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

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These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port services, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Assumptions regarding our Red Dog tailings and water-related projects include assumptions regarding the effectiveness of the projects and future water volumes. Our Guidance tables include footnotes with further assumptions relating to our guidance and assumptions for certain other forward-looking statements accompany the statements in the document.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, CLP/USD exchange rate of 775, as well as there being no unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Statements regarding the availability of our credit facilities and

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project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies and may be further impacted by reduced demand for oil and low oil prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 mitigation protocols, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks.

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The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

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